Motricity, Inc.

601 108th Avenue Northeast

Suite 900

Bellevue, WA 98004

June 21, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Motricity, Inc.
Amendment No. 3 to Form S-3 Registration Statement on Form S-1 Filed June 1, 2012
File No. 333-178309
Form 10-Q for the Period Ended March 31, 2011 Filed May 10, 2012
File No. 001-34781

Ladies and Gentlemen:

This letter is in response to: the letter (the “Comment Letter”) sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Motricity, Inc. (the “Company”) dated June 14, 2012 regarding Amendment No. 3 to the Company’s registration statement on Form S-3 on Form S-1 filed on June 1, 2012 (“Amendment No. 3”) and its quarterly report on Form 10-Q for the period ended March 31, 2012 filed on May 10, 2012. The numbering below corresponds to the numbering in the Comment Letter, and the Company’s response is preceded by the text of the Staff’s comment.

The Company has attached for filing Amendment No. 4 to the Registration Statement on Form S-3 on Form S-1 (“Amendment No. 4”). Amendment No. 4 reflects those changes made to the prior filing in response to the Comment Letter and to update certain information.

Amendment No. 3 to Registration Statement on Form S-3 on Form S-1

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 21, 2012

Questions and Answers Relating to the Rights Offering

Why are we engaging in a rights offering and how will we use the proceeds from the rights offering? page 2

1.	Staff Comment. We note your discussion of the implications of a “change in control” in the carryover paragraph at the top of page 3. Please concisely explain what constitutes a “change in control,” following plain English principles. See Rule 421(d) of Regulation C. In addition, revise your discussion of the Series J Preferred Stock in the “Description of the Company’s Securities” section to include a more detailed explanation of changes in control, and add a cross-reference to this more detailed explanation on page 3 and wherever else appropriate.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 4 on page 3 so as to explain “change in control” in Plain English. Additionally, we have made conforming changes throughout the document to address this comment.

Risk Factors

“If we cannot meet NASDAQ’s continued listing requirements...” page 32

2.	Staff Comment. The closing bid price of your stock appears to have been less than $1.00 per share over 30 consecutive trading days. Please disclose whether NASDAQ has contacted you regarding a potential delisting from the NASDAQ Global Select Market. If NASDAQ has contacted you, please explain why you have not disclosed this information in a current report on Form 8-K. See Item 3.01 of Form 8-K.

Company Response. On June 14, 2012, we received a letter from NASDAQ advising us that for the previous 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the NASDAQ Global Select Market. As required by Item 3.01 of Form 8-K and by NASDAQ Marketplace Rules, we disclosed the receipt of such letter by filing a Current Report on Form 8-K on June 19, 2012. Further, we have included disclosure regarding this event in Amendment No. 4.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements

Note 3. Discontinued Operations, page 10

3.	Staff Comment. We note that the balance of accumulated other comprehensive loss of $1.5 million as of March 31, 2012 primarily relates to foreign currency translation adjustments. Please confirm that you will consider or have considered removing any amounts of the translation adjustment component attributable to the foreign entities sold or substantially liquidated. Refer to ASC 830-30-40-1.

Company Response. At March 31, 2012, we considered removing the foreign currency translation adjustment component attributable to foreign entities sold or substantially liquidated in accordance with ASC 830-30-40-1. However, as both the sales of our France and the Netherlands entities and the substantial liquidation (which, as defined, is met when 90% of the assets and liabilities are liquidated) of our entities in India and the Asia Pacific region occurred in the second quarter of 2012, we will remove the related translations adjustments in our second quarter interim financial statements.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 21, 2012

Note 4. Goodwill, page 129

4.	Staff Comment. Tell us what consideration you gave to ASC 350-20-35-57 which requires that goodwill be tested for impairment after a portion of goodwill has been allocated to a business to be disposed of.

Company Response. During the first quarter of 2012, we allocated $0.7 million of goodwill representing approximately 3% of total goodwill to the discontinued operations of our France and the Netherlands entities. In accordance with ASC 350-20-35-57, we considered certain qualitative and quantitative factors at March 31, 2012, and determined that an interim impairment test was not necessary. We based our conclusion on the following factors:

•	At March 31, 2012, our market capitalization of $50.8 million continued to exceed the carrying value of net assets of $41.1 million.

•

Since the impairment analysis we performed at December 31, 2011, which anticipated our discontinued operations disclosed in the first quarter of 2012, we have not experienced any significant changes in our business climate, planned operations, or management’s expectations of future financial performance.

•

Our executive management team and Board of Directors have not undergone any significant changes since December 31, 2011. During January 2012, our Chief Strategy Officer resigned and we hired a President of Mobile Marketing, but there were no changes to our Board of Directors, Interim Chief Executive Officer and Interim Chief Financial Officer during the first quarter. Subsequent to the filing of our quarterly report on Form 10-Q for the first quarter ended March 31, 2012, on June 12, 2012, our Interim Chief Financial Officer was replaced with a Chief Financial Officer, but the team supporting the Chief Financial Officer remains intact.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any further questions or comments. Please note that my fax number is (425) 957-6210. Please also feel free to contact the Company’s legal counsel: Samuel P. Williams at (617) 856-8353 or Nina E. Andersson-Willard at (617) 856-8319 both of Brown Rudnick LLP.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 21, 2012

Very Truly Yours,

MOTRICITY, INC.

/s/ James R. Smith, Jr..
James R. Smith, Jr.
Interim Chief Executive Officer

Cc:	Samuel P. Williams, Esq.

Nina E. Andersson-Willard, Esq.